 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 11)*

ITEX CORPORATION

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(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

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(Title of Class of Securities)

465647204

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(CUSIP Number)

David Polonitza

54B Sandra Circle, Apt B-1

Westfield, NJ 07090

 (502) 460-3141

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(Name, Address and Telephone Number of the Person

Authorized to Receive Notices and Communications)

March 2, 2012

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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued of following pages)

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1.       Name of Reporting Person

         David Polonitza

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                         Source of Funds

   PF

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               128,640

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          128,640

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         128,640

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         3.54%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Wayne P. Jones

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                        Source of Funds

   PF

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         0

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         0.00%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Kirk Anderson

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.       S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.                        Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               71,645

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          71,645

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         71,645

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         1.97%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Richard and Greta Polonitza Jt. Ten.

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                        S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               8,402

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          8,402

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         8,402

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

0.23%

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14.      Type of Reporting Person               IN

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AMENDMENT NO. 11 TO SCHEDULE 13D

The following constitutes Amendment No. 10 ("Amendment No. 11") to the Schedule 13D filed by the undersigned.  Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 2 is hereby amended and restated to read as follows:

Item 2. Identity and Background.

Mr. David Polonitza’s current address is 54B Sandra Circle, Apt B1, Westfield, NJ 07090. David Polonitza has been the Chief Operating Officer of AB Value Management LLC since 2011. AB Value Management LLC’s address is 92 West Main Street, Freehold NJ 07728. From 2002 to 2010, Mr. Polonitza served in the United States Army, attaining the rank of Captain. Mr. Polonitza has a Bachelor of Science degree in Economics from the U.S. Military Academy at West Point and an MBA from the University of Louisville. David Polonitza is the son of Richard Polonitza and Greta Polonitza.  David Polonitza is a citizen of the United States of America.

Mr. Wayne P. Jones’ current address is 2000 Indian Chute, Louisville, Kentucky, 40207, and current business address is 555 South Floyd Street, Louisville, Kentucky  40202. Wayne P. Jones is a professor at the University of Louisville. Wayne P. Jones is a citizen of the United States of America.

Mr. Kirk Anderson’s current address is 7167 Lake Cove Drive, Alexandria, VA  22315.  Kirk Anderson is a Network Engineer at Verizon Federal Network Systems, 1300 North 17th Street, Suite 1200 Arlington, VA 22209. Kirk Anderson is a citizen of the United States of America.

Mr. Richard Polonitza’s current address is 23 Retford Avenue, Cranford, New Jersey, 07016. Richard Polonitza is retired.  Richard Polonitza is the father of David Polonitza and husband of Greta Polonitza. Richard Polonitza is a citizen of the United States of America.

Mrs. Greta Polonitza’s current address is 23 Retford Avenue, Cranford, New Jersey, 07016. Greta Polonitza is a retired teacher. Greta Polonitza is the wife of Richard Polonitza, and the mother of David Polonitza. Greta Polonitza is a citizen of the United States of America.

(d)-(e)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3 is hereby amended and restated to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

David Polonitza, Richard Polonitza, Greta Polonitza, and Kirk Anderson each acquired his or her Common Stock currently held with personal funds either through a personal account or an IRA. None of the securities have now or ever been pledged for any loans nor used for other margin purposes. The aggregate total cost of the shares that these individuals may be deemed to beneficially own is approximately $723,544.

Item 4 is hereby amended and restated to read as follows:

Item 4. Purpose of Transaction.

On March 2, 2012, David Polonitza delivered a letter to the Corporate Secretary of the Issuer nominating Wayne P. Jones and David Polonitza (collectively, the “Nominees”) to be elected to the Board at the 2011 annual meeting of stockholders of the Issuer, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof.

Item 5 is hereby amended and restated to read as follows:

Item 5. Interest in Securities of the Issuer.

(a)-(b). As of March 2, 2012, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
David Polonitza	128640	128640	0	3.54%
Kirk Anderson	71645	71645	0	1.97%
Richard and Greta Polonitza	8402	8402	0	0.23%
Total	208,687	208,687	0	5.74%

*Based on 3,633,276 shares of Common Stock, Par Value $0.01 per share, outstanding pursuant to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on December 14, 2011, for the quarter ended October 31, 2011.

The Reporting Persons have verbally agreed and intend to vote any proxies or act on any shareholder matters as one group. No member of the group has the power or right to vote or dispose of the shares of any other member of the group.

As of the close of business on March 2, 2012, the Reporting Persons collectively owned an aggregate of 208,687 Shares, constituting approximately 5.74% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All transactions were made in the open market.

Transactions in Common Stock Within the Past Sixty Days

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share
None

 (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

 (e) Not Applicable.

Item 7 is hereby amended to add the following exhibits:

Item 7. Material to be filed as Exhibits

1.  Nomination Letter from David Polonitza to ITEX Corporation dated March 2, 2012 (filed herewith as Exhibit 99.1).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2012

By: /s/ David Polonitza

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Name:   David Polonitza

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Richard Polonitza

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Greta Polonitza

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Kirk Anderson

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Wayne P. Jones